United States securities and exchange commission logo





                          March 22, 2023

       J. Bryan King
       Chief Executive Officer
       Distribution Solutions Group, Inc.
       8770 W. Bryn Mawr Avenue, Suite 900
       Chicago, Illinois 60631

                                                        Re: Distribution
Solutions Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 17,
2023
                                                            File No. 333-270678

       Dear J. Bryan King:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services